Exhibit 99.2

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name
ELEVRA LITHIUM LIMITED

Date of this announcement
Tuesday June 30, 2026

The +securities the subject of this notification are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX
Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

ELVAN	OPTION EXPIRING 31-DEC-2028 EX $4.80	5,276,387	30/06/2026

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 1 - Entity and announcement details

1.1 Name of entity
ELEVRA LITHIUM LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ABN	26091951978

1.3 ASX issuer code
ELV

1.4 The announcement is
New announcement
1.5 Date of this announcement
30/6/2026

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Previous Appendix 3B details:
Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
12-Aug-2025 15:49	Update - Update - Proposed issue of securities - SYA	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?
No

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description
ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80

Date the +securities the subject of this notification were issued
30/6/2026

Any other information the entity wishes to provide about the +securities the subject of this notification
This Appendix 3G relates to the second tranche of options referred to in the Company's ASX announcement dated 12 August 2025 - https://announcements.asx.com.au/asxpdf/20250812/pdf/06ms80hw8wb2fw.pdf

Issue details

Number of +securities
5,276,387

Were the +securities issued for a cash consideration?
No

Please describe the consideration being provided for the +securities
Options were not issued for a cash consideration. However, each unlisted Option has an exercise price of $4.80 per Option.

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	194,016,029

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELVAM : PERFORMANCE RIGHTS	2,708,166

ELVAB : OPTION EXPIRING 12-MAY-2029 EX $18.30	56,678

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	8,000,000

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